# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Elastic N.V., CIK 0001707753
CUSIP: N14506104
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: KEIZERSGRACHT 281, KEIZERSGRACHT 281, AMSTERDAM, Netherlands (P7), 1016 ED
Date of event which requires filing of this statement: 02/27/2026
Amends the filing with accession number 0001361570-26-000003
Filed by CIK 0001361570
Persons authorized to receive notices and communications: Mathieu CORNU, Route des Acacias 60, Geneva, Switzerland (V8), 1211, 0041583234506

## Reporting persons
- PICTET ASSET MANAGEMENT SA (CIK 0001361570): type of reporting person: investment adviser (IA); citizenship or place of organization: Switzerland (V8); source of funds: working capital (WC); sole voting power 6,397,478; shared voting power 0; sole dispositive power 6,412,736; shared dispositive power 0; aggregate amount beneficially owned 6,412,736 (6.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: Elastic N.V.
Address of issuer's principal executive offices: KEIZERSGRACHT 281, KEIZERSGRACHT 281, AMSTERDAM, Netherlands (P7), 1016 ED

## Item 2. Identity and Background
Name of person filing: Pictet Asset Management SA
Residence or business address:
60 ROUTE DES ACACIAS
GENEVA 73 1211
SWITZERLAND
Present principal occupation or employment: Investment Adviser
Criminal convictions in the last five years: The Reporting Person has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Citizenship: SWITZERLAND

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person acquired the shares of common stock of ELASTIC NV on behalf of its institutional clients who are managed on a discretionary basis. The purchase cost is approximately USD 489,255,713.20. The source of the funds comes from our institutional clients' assets

The funds used for the acquisition did not involve any financing or borrowing.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired shares of ELASTIC NV as part of its investment strategy, which includes considering the clarity and robustness of the issuer's long-term strategy; the functioning and calibre of governance structures and effective leadership; the financial strength and performance of issuers and the fair valuation of underlying securities; and financially-material sustainability risks & opportunities. The Reporting Person is therefore actively engaging with the Issuer to discuss and promote initiatives that align with these business practices.

This engagement is part of the Reporting Person's broader strategy to support companies in enhancing their approach, thereby potentially improving long-term shareholder value. As such, the Reporting Person may seek to influence the Issuer's policies and practices through discussions with the Boards and management of the companies in which we invest.

The Reporting Person does not currently have any plans or proposals that would result in a change in control of the Issuer, nor does it intend to acquire additional shares for the purpose of gaining control. However, the Reporting Person reserves the right to change its intentions and take any actions that it deems appropriate in light of its ongoing engagement and evaluation of the Issuer's policies and practices.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Pictet Asset Management SA manages 6,412,736 shares of ELASTIC NV , which represents 6.20% of the total number of shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Pictet Asset Management SA has the Sole power to vote on 6,397,478 shares out of the 6,412,736 shares under management.
Transactions in the class effected during the past sixty days:
Trade Date Type Quantity Price Exchange
02.27.2026 BUYL 254 52.07 New York Stock Exchange
02.27.2026 BUYL 187 52.07 New York Stock Exchange
02.27.2026 BUYL 1'827 52.07 New York Stock Exchange
02.27.2026 BUYL 50 52.07 New York Stock Exchange
02.27.2026 BUYL 203 52.07 New York Stock Exchange
02.27.2026 BUYL 62'584 52.01 New York Stock Exchange
02.27.2026 BUYL 144'481 52.01 New York Stock Exchange
02.27.2026 BUYL 1'305 52.01 New York Stock Exchange
02.27.2026 BUYL 413'302 53.26 New York Stock Exchange
02.27.2026 BUYL 39'741 52.09 New York Stock Exchange
02.27.2026 BUYL 3'732 53.26 New York Stock Exchange
02.27.2026 BUYL 359 52.09 New York Stock Exchange
02.25.2026 SELLL 56 58.00 New York Stock Exchange
02.23.2026 SELLL 495 53.34 New York Stock Exchange
02.17.2026 BUYL 55 60.44 New York Stock Exchange
02.13.2026 SELLL 65 61.57 New York Stock Exchange
02.13.2026 BUYL 107 61.57 New York Stock Exchange
02.13.2026 SELLL 242 61.57 New York Stock Exchange
02.11.2026 SELLL 195 61.85 New York Stock Exchange
02.11.2026 BUYL 3'561 62.67 New York Stock Exchange
02.10.2026 BUYL 19'567 63.68 New York Stock Exchange
02.05.2026 SELLL 235 57.16 New York Stock Exchange
02.05.2026 BUYL 272 57.16 New York Stock Exchange
02.04.2026 SELLL 143 60.38 New York Stock Exchange
02.03.2026 BUYL 181'099 59.83 New York Stock Exchange
02.03.2026 BUYL 1'522 59.83 New York Stock Exchange
02.03.2026 BUYL 19'740 60.12 New York Stock Exchange
01.30.2026 SELLL 294 65.93 New York Stock Exchange
01.29.2026 SELLL 6'074 67.30 New York Stock Exchange
01.29.2026 SELLL 814 67.72 New York Stock Exchange
01.28.2026 BUYL 11'255 74.77 New York Stock Exchange
01.28.2026 BUYL 12'075 74.77 New York Stock Exchange
01.27.2026 BUYL 17 74.22 New York Stock Exchange
01.27.2026 BUYL 15'881 74.59 New York Stock Exchange
01.27.2026 BUYL 18'599 74.24 New York Stock Exchange
01.27.2026 BUYL 19'961 74.24 New York Stock Exchange
01.27.2026 BUYL 1'016 74.22 New York Stock Exchange
01.27.2026 BUYL 7'235 74.22 New York Stock Exchange
01.27.2026 BUYL 24'118 74.35 New York Stock Exchange
01.27.2026 BUYL 7'765 74.22 New York Stock Exchange
01.27.2026 BUYL 25'882 74.35 New York Stock Exchange
01.26.2026 BUYL 95'335 75.02 New York Stock Exchange
01.23.2026 BUYL 103'174 71.74 New York Stock Exchange
01.23.2026 BUYL 55'798 71.71 New York Stock Exchange
01.23.2026 BUYL 36'287 71.70 New York Stock Exchange
01.23.2026 BUYL 27'188 71.77 New York Stock Exchange
01.22.2026 BUYL 1'246 70.60 New York Stock Exchange
01.20.2026 BUYL 28'923 70.42 New York Stock Exchange
01.20.2026 BUYL 26'241 70.42 New York Stock Exchange
01.16.2026 SELLL 60 71.38 New York Stock Exchange
01.15.2026 BUYL 63'678 74.19 New York Stock Exchange
01.15.2026 BUYL 1'622 74.19 New York Stock Exchange
01.15.2026 BUYL 205'067 74.19 New York Stock Exchange
01.15.2026 BUYL 64'215 73.88 New York Stock Exchange
01.15.2026 BUYL 601 73.88 New York Stock Exchange
01.15.2026 BUYL 52 72.81 New York Stock Exchange
01.15.2026 BUYL 13'448 74.27 New York Stock Exchange
01.15.2026 BUYL 448 74.27 New York Stock Exchange
01.15.2026 BUYL 43'204 74.27 New York Stock Exchange
01.15.2026 BUYL 586 74.25 New York Stock Exchange
01.15.2026 BUYL 62'194 74.25 New York Stock Exchange
01.15.2026 BUYL 19'341 74.25 New York Stock Exchange
01.12.2026 SELLL 426 76.69 New York Stock Exchange
01.08.2026 SELLL 1'996 74.53 New York Stock Exchange
01.06.2026 BUYL 1'380 75.61 New York Stock Exchange
01.05.2026 BUYL 1'568 74.31 New York Stock Exchange
12.31.2025 SELLL 4'775 76.07 New York Stock Exchange
Other persons with the right to receive dividends or sale proceeds:
The securities reported herein come from the assets of our institutional clients who are managed by the Reporting Person on a discretionary basis. Consequently, our clients have the right to receive dividends and any proceeds from the sale of the Issuer's securities, in proportion to their respective managed assets.

The Reporting Person itself does not have any direct economic interest in the dividends or sale proceeds from the securities of ELASTIC NV, other than its entitlement to management fees and / or performance-based compensation, as agreed upon with its clients. The Reporting Person's role is limited to managing the investments in accordance with the investment objectives and strategies set forth by each of its institutional clients.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person's exposure to ELASTIC NV is solely through direct stock investments held by its managed institutional clients. There are no contracts, arrangements, understandings, or relationships with any third parties regarding the securities of ELASTIC NV, other than those arising from the ordinary course of discretionary management of our client assets.

The Reporting Person does not have any derivative positions, options, or other financial instruments related to the securities of the Issuer. Furthermore, there are no agreements or understandings that would influence the voting or disposition of these securities beyond the Reporting Person's discretionary investment authority as an asset manager.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- PICTET ASSET MANAGEMENT SA: Karine Valtanen, Karine Valtanen Global Head of Compliance (03/03/2026)